10/28

02055718

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liomin Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

FILE NO. 82- 3430 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 11/07/02

82-3430

02 OCT 28 AM 11:07

ARIS
12-31-01

TIOMIN RESOURCES INC.

2001 Annual Report

Corporate profile

Exploration licences in Kenya



Mambrui
Formosa Bay
Mambrui
Kilifi
Kilifi
Vipingo
Indian Ocean
Mombasa
Kwale
25 km
Shimoni

All deposits are located 6 to 12 km inland from the coast and have easy road access

Tiomin Resources Inc. ("Tiomin") is actively pursuing the development of its four significant titanium deposits in Kenya. A positive feasibility study on Tiomin's Kwale project was presented to the Government of Kenya and Tiomin completed all of the statutory requirements under Kenya's environmental law. Tiomin anticipates receiving the mining permit for Kwale by the end of the third quarter 2002. Upon receiving all the necessary permits and project financing, construction of the 10 million tonnes per year operation is projected to commence in 2003.

The high grades of rutile, a premium titanium ore and high quality zircon, both in high demand world wide, provide the underpinnings to the systematic development of a profitable large-scale titanium mining industry in Kenya. Tiomin has outlined a mineral resource of over 41 million tonnes of ilmenite, 4.2 million tonnes of rutile and 3.8 million tonnes of zircon on its four Kenyan exploration concessions. In recent times, ilmenite has sold in a price range of US$60-$80/tonne, rutile US$400-$450/tonne and zircon at US$325-$400/tonne. Based on these prices, Tiomin's Kenyan deposits represent significant in-situ value.

Tiomin is committed to obtaining maximum value for its shareholders while at the same time safeguarding the environment and participating in the development of the communities within which we operate.

Corporate Policy

OUR OBJECTIVE

Tiomin Resources Inc. is committed to achieving excellence in the conduct of its business to provide sustainable rewards for all of its stakeholders.

We will all adhere to our Value Principles to reach this outcome.

OUR VALUE PRINCIPLES

1. We respect individual rights – there will be no discrimination through:
   - Religion or cultural beliefs
   - Race or ethnic background
   - Gender
2. We care for the safety, health and welfare for our employees and for the communities in which we conduct our business.
3. Our business pursuits must always place the highest regard for the natural environment.
4. Activities defined as bribery/corruption by the OECD convention by any employee regardless of position held, will not be tolerated.
5. The laws and standards under which we operate will not be viewed as targets to be reached, but rather as levels to be exceeded.

To our shareholders



A lawsuit launched by three individuals on February 28, 2001, caused all project development activities to stop in Kenya. This frivolous lawsuit was ultimately dismissed by the High Court in Mombasa on March 21, 2002. Tiomin is now anticipating the receipt of the Environmental Permit for the Kwale project and to complete the necessary steps required for the issue of a Mining Lease for the project by the end of the third quarter of 2002.

To date, Tiomin has completed significant milestones including: (i) the timely completion of a positive feasibility study on the Kwale project. The feasibility study prepared by Grenacker LTA/Ausenco Process Engineering Pty. demonstrates the project is economically robust with an initial mine life of 14 years. Total direct capital costs are estimated to be US$137 million, with the expectation that continued value engineering work will reduce this capital cost significantly; (ii) the completion of the most comprehensive Environmental Impact Assessment ("EIA") ever completed in Kenya, prepared by independent consultants and submitted to the Government of Kenya. The EIA, which was also available to the public for comments, recommended that development of Kwale proceed. Mixed in with these significant accomplishments has been the frustration of delays caused by the lawsuit.

The Corporation continues to work closely with the relevant government departments with the goal of obtaining the Kwale Mining Permit by September 2002, enabling project financing to be completed with construction to commence shortly thereafter.

The Kwale project is well positioned within the mineral sands industry to enter the marketplace with high quality sulphatable ilmenite, significant production of sought-after rutile and high quality zircon. The development of Kwale is an important first step for Kenya to emerge as a significant supplier of titanium and zircon mineral concentrates to the global marketplace.

The Kwale feasibility study indicates the deposit can produce over 300,000 tonnes of sulphatable ilmenite, about 38,000 tonnes of high quality zircon and over 75,000 tonnes of rutile annually during the first six years of production. This production level represents approximately 4 percent of the world's consumption of ilmenite and zircon and 13 percent of the world's rutile production.

Tiomin's longer-term strategy is to sequentially develop its other titanium-bearing mineral sands deposits – Kilifi, Mambrui and Vipingo – following the commercial startup of the Kwale project.

We wish to thank our shareholders for their continued support and also our employees for their continued hard work and dedication.

Our special thanks go to Mr. Peter Steen who is retiring this year after serving as a director since 1995.

Jean-Charles Potvin

Jean-Charles Potvin
President and CEO
Toronto, Canada

April 18, 2002

Kenya, Africa

Since commencing exploration in Kenya in 1996 Tiomin has identified four large titanium-bearing mineral deposits within the Coast Province of Kenya. A total resource of over three billion tonnes of mineralized sands has been outlined by exploration work to date.

A bankable Feasibility Study and Environmental Impact Assessment have been completed for the Kwale project.

KWALE DEPOSIT

Tiomin's most advanced project is the Kwale deposit located approximately 65 km to the south of the port city of Mombasa. The property, which is located 12 km inland from the coast, contains an economic reserve of 142 million tonnes of titanium mineral bearing sands. These sands contain three economic minerals, ilmenite, rutile and zircon. Both ilmenite and rutile are titanium-bearing minerals used in the production of titanium dioxide pigment and titanium metal. Zircon is used as a glaze for ceramics, colour television tubes and by foundries for high temperature alloy castings.

FEASIBILITY STUDY

The Feasibility Study on the Kwale Project was completed and presented to the Government of Kenya in April 2000. The study, which was carried out by LTA Process Engineering of South Africa and Ausenco of Australia, confirmed the strong project economics.

The proposed mine will be a continuous dry mining project using bucket wheel excavators supported by loaders and trucks. The bulk of the sands will be transported to the primary processing plant (wet plant) using conveyors. At the wet plant the heavy minerals will be separated from the sands using conventional gravity spirals. The heavy mineral concentrate produced by the wet plant will then be transported to the minerals processing plant (MPP). At the MPP the physical characteristics of the individual minerals (magnetic, electrostatic and specific gravity) are used to separate the concentrate into the three components, ilmenite, rutile and zircon. These minerals will then be transported to a ship-loader in preparation for sale and export.

ENVIRONMENTAL IMPACT ASSESSMENT (EIA)

In April 2000, Tiomin presented the Kwale EIA to the government of Kenya. The EIA, which comprised seven volumes, was the summation of environmental work. Following formal submission the EIA was made available for public viewing and comment for a three-month period. At the end of this period all the comments received from interested and affected parties were collected and addressed in the eighth volume, the Comments Report. Over 1,000 comments on the EIA were received, of which the majority were from the local residents.

In view of the significance of the project the Government of Kenya established a 10-person technical review committee made up of specialists from the relevant departments and groups such as Kenya Wildlife Services and the National Museums of Kenya. After reviewing in detail the EIA and the comments from the public, the technical committee provided the Minister of the Environment with a report and recommendations regarding the project.

No request for additional data has been received from the Government since Tiomin filed its final information report in May 2001. Tiomin now awaits the issue of the Environmental Permit.

Kwale Project


Perspective View of
Total Heavy Minerals
Block Models
North Dune
Shimba Hills
Central Dune
South Dune
N
2 km
THM
Distribution
> 6%
4 - 6%
2 - 4%
1 - 2%
< 1%

TAILINGS AND WATER MANAGEMENT

Early in 2000 Tiomin established a series of water monitoring stations in the project area. The data collected from these stations along with the drilling tests of the aquifer will be used to refine the water usage plan and the Environmental Management Plan.



Pilot plant at Kwale

Engineering work was also carried out on the tailings handling system, which resulted in a series of proposed modifications that would reduce the area required for slimes settling. These modifications will lower water consumption and therefore reduce the environmental impact. Testing of these proposals will occur during the pilot plant programme scheduled to take place following the issue of the Mining Permit but prior to construction startup.

This study will treat a bulk sample of 1,000 metric tonnes of ore from the future mining area. This, along with other tests running in parallel, will provide information that will be used in the final detailed design and construction phase. This work, which was initially scheduled to take place in 2001, was delayed as a result of the frivolous lawsuit by three individuals. The case was dismissed by the Courts on March 21, 2002.

MARKETING

The titanium minerals, ilmenite and rutile are used primarily in the manufacture of pigments and titanium metal, while zircon is used in ceramic glazes and foundry applications.

With a worldwide pigment market demand growing at an average rate of 2.8 percent, reaction to Tiomin's marketing activities with major titanium and zircon consumers has been positive. The chemical composition of the Kwale ilmenite makes it suitable for either chloride or sulphate-based pigment manufacturers.

FINANCING

In 1999 Tiomin appointed Barclays Capital, the investment division of Barclays Bank PLC, as financial advisors for the development of the Kwale project. Barclays has been involved on an ongoing basis with the work at Kwale and has carried out independent reviews of the Feasibility Study and the Environmental Impact Assessment.

World TiO_2 Minerals Demand


Metals
3%
Other uses
4%
Plastics
Paper
Pigments TiO2
93%
Paint

Annual consumption growth of approx. 2.2% to 3.2%

Tiomin Resources

	Natashquan Canada[1]	Kwale Kenya[2]	Kilifi Kenya[3]	Mambrui Kenya[3]	Vipingo Kenya[3]	Kenya Total	Tiomin Total
Mineral Resources *(million tonnes)*	1,658	200	1,700	700	500	3,100	4,758
% Heavy Minerals	8.0	2.8	2.63	3.7	1.4	2.7	4.5
Rutile %	–	0.5	0.12	0.1	0.1		
Ilmenite %	3.6	2.0	1.1	2.0	1.0		
Zircon %	0.27	0.3	0.12	0.1	0.1		
Garnet %	2.14	–	–	–	–		
Magnetite %	1.4	–	–	–	–		
Total Heavy Minerals *(millions tonnes of contained material)*	133	5.6	44.7	25.9	7.0	83.2	216.2
Rutile	–	1.0	2.1	0.6	0.5	4.2	4.2
Ilmenite	58.8	4.0	18.7	14.0	5.0	41.7	100.5
Zircon	4.5	0.6	2.1	0.6	0.5	3.8	8.3
Garnet	35.4	–	–	–	–	–	35.4
Magnetite	22.9	–	–	–	–	–	22.9
Geological Environment	Paleo delta	Old aeolian dunes					
Average Deposit Thickness	20 mtrs	19 mtrs	40 mtrs	37 mtrs	40 mtrs		
Feasibility Status	Pre-feasibility done	Positive feasibility completed	–	Pre-feasibility done			
Environmental Impact Study	Baseline done	Completed	–	–			

(1) Audited by Geostat Systems International

(2) Audited by Snowden Mining Industry Consultants

(3) Resource calculated internally by Dr. N. Ross, PhD Geology, P. Eng.

Canada


Natashquan
QUEBEC
NFLD
Sept-Îles
Quebec
Montreal
N.B.
N.S.

Natashquan

Natashquan holds by far the largest titanium-bearing mineral sands resource, easily dwarfing any other known resources in Canada's eastern maritime region with a resource estimated at 1.7 billion tonnes of sand with an average heavy mineral content of 8%. Natashquan holds over 58 million tonnes of ilmenite and 22 million tonnes of magnetite, 4.5 million tonnes of zircon and 35 million tonnes of garnet.

A prefeasibility study has already been completed, including a baseline environmental study. Pilot plant scaled upgrading of the ilmenite into high quality synthetic rutile grading over 96% TiO_2 has also been completed. Tiomin anticipates resuming development work on Natashquan following the commercial commissioning of its Kwale project.

TSR Process

The Tiomin Synthetic Rutile Process ("TSR Process") is a chemical processing technology which can produce a high-grade synthetic rutile product containing up to 97% titanium dioxide, from a variety of ilmenite sources. The TSR Process offers significant operating and quality advantages over processes currently in use, which are confined to treating only a specific type of ilmenite.

Advantages of the TSR Process include relatively low construction costs, high-grade product yield, low energy consumption, low emission, minimal waste or reject stockpile problems and the capability to process a large range of titanium ore quality. The synthetic rutile produced by this process is up to five times more valuable than ilmenite.

The TSR Process has the capacity to treat ilmenite ore with high levels of calcium and magnesium. For example, ilmenite suitable only for the sulphate-based pigment process in standard plants, can be up-graded through the TSR Process and then used as feedstock for chloride-based pigment processes.

Patents have been received from Canada, United States of America, South Africa and New Zealand. The British Patent Office approved Tiomin's patent application for the production of synthetic rutile. The granting of a British patent also gives Tiomin the right to extend the patent to several other countries including Kenya and Singapore. This is the fifth such patent granted and applications have been filed in four other countries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Tiomin Resources Inc. is involved in the exploration and development of industrial mineral projects. Since mid-1998, the Corporation has focused on the development of its Kwale mineral sands project in Kenya. The Corporation is currently not in production at Kwale.

In 1999, the Corporation commenced a full feasibility study on its Kwale project that was completed in April 2000 and submitted to the government of Kenya. The Corporation has also completed and submitted an Environmental Impact Assessment ("EIA") which recommended the project proceed. In May 2001, the Corporation, in conjunction with external consultants, submitted a series of reports to the government of Kenya in response to the queries raised from the Government's review of the EIA, thus completing the process.

Tiomin is currently awaiting the issuance of a mining licence and an environmental licence by the Government of Kenya. The Corporation was also subject to a court injunction on its exploration and development activities in Kenya commencing March 2001, which was finally dismissed in March 2002.

For the year ended December 31, 2001, the Corporation invested $2.6 million in mineral properties, versus $2.2 million in the previous year, all of it relating to the Kenyan properties. The majority of the expenditures were made in the first quarter of the year ($1.5 million) prior to the court injunction being in place. Engineering studies and environmental study expenditures continued into the second quarter of the year. Since September, only minimal work on the project has been undertaken as a result of the court injunction.

Results of Operation

For the year ended December 31, 2001, the Corporation had a net loss of $2.3 million ($0.05 per share) compared to a net loss of $17.7 million ($0.44 per share) for the same period in 2000. The previous year's operating loss reflected $16.5 million in property write-offs, primarily associated with Tiomin's Cerro Colorado copper project, which was transferred in February 2001 to Aur Resources Inc. ("Aur") in full satisfaction of the $2.3 million loan payable to Aur.

Excluding property write-offs, the increased operating loss in 2001 ($2.4 million vs. $1.4 million in 2000) was primarily due to: increased salary expense as a result of hiring additional employees in early 2001 in anticipation of development of the project occurring and greatly increased legal costs as a result of the court injunction placed upon the Corporation in Kenya in March 2001.

Interest income was $68,000 for the year ended December 31, 2001 in comparison to $198,000 for the same period in 2000 due to lower interest rates and lower average cash balances on hand throughout the year.

Financial Conditions, Liquidity and Capital Resources

As the Corporation has not begun production on any of its properties, the Corporation does not have any cash flow from operations. The Corporation receives cash for use in operations from issuing common shares, sales of selected assets and investment income.

The Corporation issued 10.4 million shares for gross proceeds of $729,000 in a private placement in December 2001 and also issued 1.4 million shares for repayment of convertible debt valued at $100,000 in early 2001 and for payment of interest due on the loan facility in the amount of $96,000.

During the year ended December 31, 2001, the Corporation also issued 369,500 common shares from the exercising of expiring employee stock options for proceeds of $79,000 as compared to the issuance of 247,500 shares for proceeds of $72,000 in 2000.

As at December 31, 2001, the Corporation had cash and cash equivalents of $386,000 compared $4.8 million as at December 31, 2000.

The Corporation had repayable debt of $3.6 million as at December 31, 2001 versus $6.9 million as at December 31, 2000. The reduction in debt relates to the transfer of the Corporation's subsidiary, PanaCobre SA., in full satisfaction of the US$2.3 million loan from Aur in the first quarter of the year.

Common shares issued and outstanding were 58.4 million as at December 31, 2001.

Future Prospects

The Corporation will continue to focus its efforts on developing the Kwale project. Important issues that need to be resolved include: securing all the remaining surface rights in the mining area, receipt of all necessary government permits, and obtaining the necessary financing to enable construction to commence. The Corporation has dramatically reduced its monthly expenditures since late 2001and Tiomin does not anticipate investing significantly in the Kwale project while it awaits the issuance of the government licenses. As at December 31, 2001, the Corporation had a working capital deficit of $2,913,388 and does not currently have sufficient operating cash flow to discharge its liabilities in the normal course of business. The ability of the Corporation to continue operations is dependent upon obtaining the necessary financing to further develop the Kwale project and/or the realization of proceeds from the sale of one or more of its properties.

Management's Report

To the Shareholders of Tiomin Resources Inc.

Management is responsible for the integrity and objectivity of the information contained in this annual report and for the consistency between the financial statements and other financial operating data contained elsewhere in the report. The accompanying financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles using estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. The accompanying financial statements have been prepared using policies and procedures established by management and reflect fairly the Company's financial position and results of operations, within reasonable limits of materiality and within the framework of the accounting policies outlined in the notes to the financial statements.

Management has established and maintains a system of internal control which is designed to provide reasonable assurance that assets are safe-guarded from loss or unauthorised use and that financial information is reliable and accurate.

The Audit Committee of the Board of Directors, comprised of a majority of non-management directors, has reviewed in detail the financial statements with management and the external auditors. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The financial statements have been examined by external auditors appointed by the shareholders. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. The auditors have full and free access to the Audit Committee.

Jean-Charles Potvin
President &
Chief Executive Officer

Ian MacNeily
Vice-President, Finance &
Chief Financial Officer

Toronto, Canada
April 2, 2002

Auditors' Report

To the Shareholders of Tiomin Resources Inc.

We have audited the consolidated balance sheets of Tiomin Resources Inc. (the "Corporation") as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
April 2, 2002

Consolidated Balance Sheets

As at December 31 (amounts in $)	**2001**	2000
ASSETS		
Current		
Cash and cash equivalents	385,481	2,263,323
Cash in escrow *(note 8)*	–	2,500,000
Receivables	68,434	57,914
Prepaid expenses	27,861	75,428
	481,776	4,896,665
Fixed assets, net of accumulated depreciation	159,791	65,243
Mineral properties *(note 3)*	858,603	4,168,799
Deferred exploration *(note 3)*	12,032,576	9,495,445
Patent – TSR technology	1,232,545	1,227,323
	14,283,515	14,956,810
	14,765,291	19,853,475
LIABILITIES		
Current		
Accounts payable and accrued liabilities	198,733	498,228
Promissory note (including accrued interest) *(note 4)*	–	3,400,285
Loan facility (including accrued interest) *(note 7)*	3,196,431	–
	3,395,164	3,898,513
Long-term		
Project infrastructure liabilities *(note 3 (b))*	–	60,101
Convertible debentures (including accrued interest) *(note 6)*	–	107,315
Loan facility (including accrued interest) *(note 7)*	–	3,020,743
Development loan *(note 5)*	373,000	373,000
	373,000	3,561,159
SHAREHOLDERS' EQUITY		
Capital stock *(note 8)*	77,819,736	76,815,333
Deficit	(66,822,609)	(64,421,530)
	10,997,127	12,393,803
	14,765,291	19,853,475

See accompanying notes

Approved on behalf of the Board:

Jean-Charles Potvin, *Director*

Oliver Lennox-King, *Director*

Consolidated Statements of Operations and Deficit

For the years ended December 31 (amounts in $)	**2001**	2000
EXPENSES		
Salaries	1,101,108	622,577
Office costs	224,523	200,944
Foreign exchange loss (gain)	246,467	(125,744)
Depreciation	37,104	39,591
Interest	226,140	441,193
Travel	64,790	35,084
Stock exchange fees	7,240	6,180
Shareholders' information	77,340	71,203
Promotion	17,794	35,186
Professional fees	407,029	91,391
Capital tax and other tax expense (recovery)	1,659	(5,871)
General exploration and property write-offs *(note 3)*	–	16,534,902
Total expenses	2,411,194	17,946,636
Less: interest income and other income	(67,542)	(197,746)
Net loss for the year	2,343,652	17,748,890
Share issue costs	57,427	754,725
Deficit, beginning of the period	64,421,530	45,917,915
Deficit, end of the period	66,822,609	64,421,530
Loss per share *(note 8)*	0.05	0.44

See accompanying notes

Consolidated Statements of Cash Flows

For the years ended December 31 (amounts in $)	**2001**	2000
OPERATING ACTIVITIES		
Net loss for the year	(2,343,652)	(17,748,890)
Add (deduct) non-cash items		
Depreciation charges	37,104	39,591
Interest settled with common shares	96,243	–
Foreign exchange loss on long-term liabilities	186,600	107,800
Foreign exchange loss on promissory note	–	114,677
Loss (gain) on sale of fixed assets	778	(89,957)
Property write-offs	–	16,004,341
Change in non-cash working capital		
Decrease (increase) in accounts receivable	(10,520)	20,466
Decrease (increase) in prepaid expenses	47,567	(25,388)
Decrease in accounts payables and accrued liabilities	(299,495)	(386,356)
Increase (decrease) in accrued interest	(18,227)	219,010
	(2,303,602)	(1,744,706)
INVESTING ACTIVITIES		
Mineral properties acquired	(90,089)	(229,207)
Deferred exploration and development expenditures	(2,543,700)	(1,978,326)
TSR technology expenditures	(5,222)	(7,995)
Net fixed assets dispositions (acquisitions)	(185,962)	42,637
	(2,824,973)	(2,172,891)
FINANCING ACTIVITIES		
Cash received from issuance of common shares	3,308,160	2,671,949
Loan facility	–	2,891,200
Convertible debentures	–	100,000
Development loan	–	293,000
Share issue costs	(57,427)	(754,725)
	3,250,733	5,201,424
Net increase (decrease) in cash and cash equivalents	(1,877,842)	1,283,827
Cash and cash equivalents, beginning of the year	2,263,323	979,496
Cash and cash equivalents, end of the year	385,481	2,263,323

See accompanying notes

Notes to the Consolidated Financial Statements

December 31, 2001

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Nature of Operations
Tiomin Resources Inc. (the "Corporation" or "Tiomin") and its subsidiaries have mineral exploration properties located in Canada and Kenya. The exploration and development of mineral properties involves significant financial risk. The recoverability of the amounts shown for the mineral properties and the related deferred expenditures is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, confirmation of the Corporation's and its subsidiaries' interest in the underlying mineral claims, the ability of the Corporation and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Going Concern Uncertainty
These consolidated financial statements have been prepared on the basis that the Corporation is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. As at December 31, 2001, the Corporation had a working capital deficit of $2,913,388 and does not currently have sufficient operating cash flow to discharge its liabilities in the normal course of business. In addition, the Corporation's Kenyan properties are pledged as security for a loan facility which matures on December 31, 2002 [note 7]. The ability of the Corporation to continue operations is dependent upon obtaining the necessary financing to complete the development of its properties and/or the realization of proceeds from the sale of one or more of its properties. These consolidated financial statements do not include any adjustments related to the carrying values and classification of assets and liabilities should the Corporation be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Corporation are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with prior periods. Outlined below are those policies considered particularly significant:

Consolidation:
These consolidated financial statements include the accounts of the Corporation and the following wholly-owned subsidiaries:

Tiomin (Barbados) Limited – a Barbadian corporation
Tiomin Kenya Limited ("TKL") – a Kenyan corporation
Kenya Titanium Minerals Limited ("KTM") – a Kenyan corporation

Tiomin has incorporated TKL and KTM to facilitate the development of the Corporation's Kenyan assets. Tiomin (Barbados) Limited was incorporated in 1997 and has no material assets or liabilities other than the shares of TKL and KTM.

Mineral Properties and Deferred Exploration and Development:
Acquisition and exploration expenses relating to mineral properties with proven resource potential are deferred until the properties are brought into production at which time they are depleted on a unit-of-production basis. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the economic life of the property, or the project is abandoned, the project is written-down to its net realizable value. All other exploration expenses are expensed in the year that they occur. The Corporation does not accrue the future cost of maintaining the properties in good standing.

Patent Technology:
Development and registration expenses relating to the Corporation's "TSR" Process are deferred until put into production at which time the costs would be amortized on a unit-of-production basis. If it is determined that the capitalized costs are not recoverable over the economic life of production, or the project is abandoned, the development costs would be written-down to its net realizable value. The Corporation evaluates whether there has been a permanent impairment in the carrying value on an annual basis.

Fixed Assets and Depreciation:
Fixed assets are stated at acquisition cost. Depreciation is provided on the straight-line basis over the following periods:

Computers	3 years
Vehicles	3 years
Furniture	5 years
Mining equipment	3 years

Foreign Currency Translation:
Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the year end exchange rates. Non-monetary assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items other than depreciation are translated at the average rates of exchange for the year. Any exchange gain or loss that arises on translation is included in the determination of net loss for the year.

Cash and cash equivalents:
Cash and cash equivalents comprised cash on hand and short-term investments generally which mature within 90 days from date of acquisition.

Income taxes:
Current income taxes are recognized for the estimated income and mining taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future income taxes are measured using the tax rates and laws that will be in effect when the differences are expected to reverse or the losses to be realized.

3. MINERAL PROPERTIES – DEFERRED EXPLORATION AND DEVELOPMENT

The interests in mineral properties and respective deferred exploration and development costs are as follows:

	Mineral properties		Deferred exploration and development	
	Dec. 31, 2001 *(cost)*	Dec. 31, 2000 *(cost)*	**Dec. 31, 2001** *(cost)*	Dec. 31, 2000 *(cost)*
Panama	**$ –**	$ 3,400,285	**$ –**	$ –
Kenya	**858,603**	768,514	**12,032,576**	9,495,445
Total	**$ 858,603**	$ 4,168,799	**$ 12,032,576**	$ 9,495,445

(a) Canada

Natashquan

The property consists of a total of 275 claims located in the Township of Natashquan in the Province of Quebec. The Corporation believes the property can be developed in the future, in sequence with its other mineral sand properties, however, it is unlikely the Natashquan property will be developed in the near term. In 1998, the Corporation wrote-down its investment in the property by $11.5 million to $1 million to reflect its then estimated realizable value. In 2000, the Corporation wrote-off the remaining carrying value ($1 million) of the Natashquan property as no further work is planned on the property in the foreseeable future other than the minimal work necessary to keep the claims in good standing.

(b) Panama

In March 1996, the Corporation's then wholly-owned subsidiary, PanaCobre S.A. ("PanaCobre"), executed an agreement, the PanaCobre Concession Agreement ("Concession Agreement"), with CODEMIN, an agency of the Government of Panama, whereby PanaCobre was granted the right to, among other things, extract, beneficiate, transport and sell copper from the Cerro Colorado mining concession in Panama. The Cerro Colorado Property comprises a single mining concession created by special law of the Republic of Panama.

On February 23, 2001, the Corporation elected to transfer its interest in PanaCobre, together with all obligations under the Concession Agreement, to Aur Resources Inc. ("Aur") in full satisfaction of the US$2.3 million loan made under a loan and option agreement [note 4]. As a result of the transaction, the Corporation previously wrote-down the carrying value of its Cerro Colorado property by US$11.2 million to US$2.3 million as at December 31, 2000. As of February 23, 2001, the Corporation ceased to have an interest in PanaCobre or the Cerro Colorado project.

(c) Kenya

In June 1996, the Corporation acquired from Pangea Goldfields Inc. ("Pangea") an 80% interest in the exploration rights of three Special Licences along the Kenyan coast. Under the terms of the agreement, the Corporation must spend a minimum of US$200,000 on exploration on the properties during the first year and complete a feasibility study within five years. Should the Corporation not complete a feasibility study within five years the Corporation's interest in the properties will be reduced to 20%. If the properties are placed into production, Pangea will receive 20% of the profits from any mining operation following payback of Tiomin's capital investment in the mine and processing operation. In 2000, the Corporation completed a positive feasibility study and made a decision to proceed to production, thus satisfying the terms of the agreement with Pangea.

The three Special Licences were for an initial term of two years, expiring in 1998, and required the Corporation to spend a minimum of fourteen million Kenyan shillings (approximately US$235,000) per annum on exploration. In 1998, the Corporation renewed the Special Licences for a further two years. These Special Licences were renewed again in 2000 for a further two years.

In April 1997, the Corporation acquired a fourth licence in Kenya known as Kwale. The licence was for an initial term of two years and required the Corporation to spend a minimum of 500,000 Kenyan shillings (approximately US$8,500) per annum on exploration. This licence was added to the initial agreement with Pangea whereby Pangea retains a 20% interest in the Kenyan properties. In April 1999, the Corporation renewed this licence for a further two years. The licence was renewed again for another two years during the first quarter of 2001.

During 2001, as a result of a lawsuit filed against TKL in the High Court of Kenya at Mombassa (the "High Court"), an injunction was issued by the High Court that prevented the Corporation from pursuing its exploration and development program in Kenya. Further, the High Court awarded the plaintiffs in the claim costs of approximately $1.2 million. The Corporation, through TKL, appealed these rulings to the Kenya Court. In March 2002, the lawsuit and related award of costs to the plaintiff was dismissed and the related injunction lifted.

4. PROMISSORY NOTE

On February 24, 1999, as part of the loan and option agreement entered into with Aur (note 3(b)), the Corporation received the principal sum of US$2,040,527 from Aur. The note, including interest at 6%, was repayable in full on February 23, 2001. The Corporation had pledged the common shares of its subsidiary, PanaCobre S.A., as security for the note payable. On February 23, 2001, the Corporation elected to transfer its interest in PanaCobre to Aur in full satisfaction of the US$2.3 million loan.

5. DEVELOPMENT LOAN

On April 22, 1999, The Canadian International Development Agency and the Corporation entered into a loan agreement under the Industrial Overseas Development Programme. The proceeds of the loan were to be used to offset the cost of certain environmental work incorporated in the Kwale feasibility study. Under the terms of the agreement, Tiomin had to spend a minimum $1,480,000 on the feasibility study prior to June 30, 2000 in order to be entitled to the maximum loan amount of $391,000. The loan is non-interest bearing and is repayable once the Corporation's cumulative product sales from the project exceed $5 million. In the event that the Kwale project is not put into production or fails to achieve the sales threshold, the loan will be treated as a grant and the Corporation will not be required to repay the loan. As at December 31, 2001 the Corporation had met the minimum level of expenses of $1,480,000 and has drawn down $373,000 of the total loan amount.

6. CONVERTIBLE DEBENTURES

On January 10, 2000, the Corporation issued unsecured convertible debentures with a face value of $100,000. The debentures were to mature on January 10, 2002 and bore interest at an annualized rate of 5% payable semi-annually. The debentures were convertible into common shares of the Corporation at the option of the holder at any time after July 10, 2000 and up to and including the date immediately prior to maturity at a conversion price of $0.57 for each common share to be issued. During 2001, the full amount of the principal was converted into 175,438 common shares and the accrued interest was settled in cash.

7. LOAN FACILITY

On January 27th 2000, the Corporation completed a US$2.0 million financing with Resource Capital Fund L.P. The financing was structured as a US$2.0 million loan facility (the "Loan Facility"). Under the terms of the Loan Facility, the Corporation issued 5,158,000 warrants with an exercise price of $0.57, expiring December 31, 2002. The loan carries an interest rate of LIBOR plus 2%. The loan is secured by a charge on all the assets and undertaking of the Corporation, until a mining licence is obtained for Kwale and pledges of all issued and outstanding shares of the Corporation's subsidiaries, TKL, KTM and Tiomin Barbados Limited. The loan matures on December 31, 2002.

Under the terms of the Loan Facility, the Corporation can elect to pay interest by the delivery of common shares of the Corporation. The number of common shares issued in lieu of interest is equal to the amount of interest payable divided by the number that is 90% of the weighted average trading price of the Corporation's shares for a period of 20 days immediately preceding the scheduled interest payment date. During 2001, $96,244 of interest under the Loan Facility was settled by the issuance of 1,258,644 common shares.

8. CAPITAL STOCK

The Corporation is authorized to issue an unlimited number of common shares.

	Shares #	*Amount $*
Common shares, December 31, 1999	39,908,942	71,643,384
Issued upon exercise of warrants	141,510	99,057
Special warrants issue	5,882,353	5,000,000
Issued upon exercise of options	247,400	72,892
Common shares, December 31, 2000	46,180,205	76,815,333
Issued upon exercise of options	369,500	78,960
Issued for debt and interest payments	1,434,082	196,243
Private placement	10,417,143	729,200
Total common shares, December 31, 2001	58,400,930	77,819,736

In December 2000, the Corporation issued 5,882,353 Special Warrants for gross proceeds of $5.0 million. Each Special Warrant was exercisable into one common share at no additional cost to the holder. The net proceeds of the financing, after deducting a commission paid to the agent of $325,000 and $240,000 of expenses, was $4,435,000. All of the Special Warrants were exercised into common shares in January 2001 at which time the associated cash held in escrow was released to the Corporation.

In conjunction with financing, the Corporation issued 294,117 Compensation Warrants to the agent for no additional consideration. Each Compensation Warrant entitles the holder to acquire one common share of the Corporation at a price of $0.93 per common share and expires on July 22, 2002. As at December 31, 2001 none of these Compensation Warrants had been exercised.

In December 2001, the Corporation completed a private placement of 10,417,143 common shares for gross proceeds of $729,200.

For the year ended December 31, 2001, the Corporation's weighted average common shares outstanding was 47,044,786 (2000 – 39,998,968).

On April 28, 1997, the Corporation adopted a Shareholder Rights Plan. Each shareholder of record from the close of business on April 28, 1997 will be issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Corporation other than by a permitted bid or with the approval of the Board of Directors of the Corporation, the rights would become exercisable to purchase common shares of the Corporation at a 50% discount to the then current market price. The rights expire at the close of the Corporation's annual meeting of shareholders that is expected to be held on June 20, 2002. The Shareholder Rights Plan was approved by the shareholders on June 9, 1997.

Warrants

As at December 31, 2001, the Corporation had the following common share purchase warrants outstanding. Each warrant is convertible into one common share of the Corporation.

Expiry Date	*Total Outstanding*	*Exercise Price*
July 22, 2002	294,117	$0.93
December 31, 2002	5,158,000	$0.57

During the year ended December 31, 2001, no common share purchase warrants were exercised and 700,000 expired.

9. STOCK OPTIONS

Under the Corporation's Stock Option Plan (the "Plan") established in 1996 and approved by shareholders in 1996, the Corporation may grant to directors, officers, employees and consultants options to purchase common shares of the Corporation. The aggregate number of shares reserved for issuance under the Plan shall not exceed five million common shares. The total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the total number of issued and outstanding shares (on a non-diluted basis) and shares reserved for issuance under the Plan. Options granted since 1995 have a five-year term and are priced at the TSE closing price of the Corporation's common shares on the day immediately prior to the date granted. Vesting provisions vary according to the terms of the individual granting.

A summary of the outstanding stock options is presented below.

	December 2001		**December 2000**	
	Options	**Weighted Avg. Exercise Price**	**Options**	**Weighted Avg. Exercise Price**
Outstanding, beginning of year	4,752,000	$ 0.51	3,904,475	$ 0.43
Granted	50,000	0.65	1,190,000	0.84
Exercised	(369,500)	0.21	(247,400)	0.29
Cancelled / Expired	(416,500)	0.58	(95,075)	1.67
Outstanding, end of period	4,016,000	0.53	4,752,000	0.51
Options exercisable at end of period	3,966,000		3,562,000	

The following table summarizes information about the stock options outstanding as at December 31, 2001.

	Options outstanding			**Options exercisable**	
Range of Exercise Prices	**Number Outstanding As at Dec. 31, 2001**	**Weighted Avg. Remaining Life**	**Weighted Avg. Exercise Price**	**Number Exercisable As at Dec. 31, 2001**	**Weighted Avg. Exercise Price**
$0.18 – 0.20	180,000	0.59 year	$ 0.180	180,000	$ 0.180
$0.30 – 0.31	1,548,000	2.32 "	0.306	1,548,000	0.306
$0.45 – 0.51	75,000	1.44 "	0.510	75,000	0.510
$0.54 – 0.65	1,373,000	1.47 "	0.592	1,323,000	0.589
$0.94 – 1.00	840,000	3.70 "	0.940	840,000	0.940
$0.18 – 1.00	4,016,000	2.23 years	0.534	3,966,000	0.524

10. INCOME TAXES

The components of the Corporation's future income tax assets (liabilities) are as follows:

	2001	2000
Non-capital losses carried forward	**$ 3,061,000**	$ 3,818,000
Resource related deductions	**2,757,000**	4,801,000
Share issuance costs	**154,000**	263,000
Capital assets	**232,000**	272,000
Future income tax asset	**6,204,000**	9,154,000
Valuation allowance	**(6,204,000)**	(9,154,000)
Net future income tax asset	**–**	–

As at December 31, 2000, the Corporation had non-capital losses to be carried forward and applied against taxable income of future years. The non-capital losses have expiry dates as follows:

2002	$ 1,156,000
2003	1,271,000
2004	1,760,000
2006	2,013,000
2007	2,233,000
2008	1,736,000

11. LEASE COMMITMENT

The Corporation is committed to minimum annual rents under a lease, which expires on January 31, 2006. Future minimum annual rental payments are as follows:

2002	$ 169,145
2003	169,145
2004	169,145
2005	169,145
2006	15,095

12. COMPARATIVE FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform with the presentation of the 2001 consolidated financial statements.

Directors and Officers

Directors

Jean-Charles Potvin
Toronto, Ontario

Oliver Lennox-King
Toronto, Ontario

Charles Thomas Ogryzlo
Toronto, Ontario

Peter Steen
Salmon Arm, British Columbia

Donald Worth
Toronto, Ontario

Brian T. Dolan,
Denver, Colorado

Officers

Jean-Charles Potvin
President & CEO

Mathew Edler
VP Corporate Development

Ian MacNeily
VP Finance & CFO

Investor information

Corporate Headquarters

Tiomin Resources Inc.
One Financial Place, Suite 2410
1 Adelaide Street East
P.O. Box 206
Toronto, Ontario
Canada M5C 2V9
Tel: 416-350-3779
1-800-555-0863
Fax: 416-350-3570
www.tiomin.com

Kenya Office

P.O. Box 1214
Ukunda, Kenya

Legal Counsel

Beach, Hepburn
Barristers & Solicitors
36 Toronto Street, Suite 1000
Toronto, Ontario
Canada, M5C 2C5
Tel: 416-350-3500
Fax: 416-350-3501

Registrar & Transfer Agent

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
Canada M5J 2Y1
Tel: 416-263-9642
Fax: 416-981-9800

Auditor

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7
Tel: 416-864-1234
Fax: 416-864-1174

Stock Exchange Listing

Canada:
Toronto Stock Exchange
Trading Symbol: TIO

Trading Volume 2001

TSE: 22.2 million

High/Low 2001

$0.90 – 0.05

Inquiries relating to shareholdings should be directed to the Transfer Agent.

The 2001 Annual Meeting of Shareholders will be held on June 20, 2002 at 4:15 p.m. at The Ontario Club, Commerce Court South, Toronto, Ontario.

Printed in Canada
Designed and produced by Stratagem Marketing & Design

TIOMIN
RESOURCES INC.

www.tiomin.com